

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 2, 2009

Mr. John O. Muse
Executive Vice President, Administration and Finance
(Principal Financial Officer)
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, TX 75038

>   **Re: Darling International Inc.**
>   **Form 10-K for the Fiscal Year Ended January 3, 2009**
>   **Filed March 4, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended July 4, 2009**
>   **Filed August 13, 2009**
>   **File No. 1-13323**

Dear Mr. Muse:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 3, 2009

General

1.   We note that you list "Commission File Number 0-24620" on the title page of your filing but that the Edgar filing system indicates file number 001-13323. Please be certain to indicate the correct file number on your filings. Please call Edgar Filer Support at (202) 551-8900 should you require further clarification or assistance regarding this inconsistency.

Management's Discussion and Analysis…, page 23

2.   You have discussed and defined several indicators, such as raw material and finished product production volumes, yield on production, collection fees and factory operating expense, that management believes are important measures of your operating performance. However, after defining such indicators, your disclosures do not include an analysis of these indicators for the fiscal periods presented. Please expand your disclosures to include the calculated amounts and related discussion of these metrics in sufficient detail to assist an investor in understanding your operational performance. For example, for all periods, expand your discussion to include detail of the volumes and prices of MBM, BFT and YG sold. In this regard, specify number of tons/cwt sold and price per ton/cwt for each product for each period.

3.   Please revise your discussion of results of operations to include *for each segment* sales and segment profit trends, factors explaining such trends, and where applicable, known events that will impact future results of operations of the segment, as this information appears to be material to an understanding of the consolidated information. Refer to FRR 501.06 and 501.12.

Financial Statements, page 42

Consolidated Statements of Operations, page 46

4.   Please tell us how you comply with Regulation S-X, Rule 5-03(b)(1) and (2), which require that revenues and cost of revenues from product sales, rentals, services and other sources be reported separately on your statements of operations.

Note 1 – General, page 50

(b) – Summary of Significant Accounting Policies, page 50

(17) - Revenue Recognition, page 54

5.   Your disclosure on page 5 indicates that in exchange for your collecting raw materials from suppliers, suppliers are either paid, are not paid, or are charged. You also state that under the formula arrangement, the charge or credit for raw materials is net of a fixed service charge. Explain to us and expand your policy disclosure to clarify how you account for instances where the supplier is paid for raw materials net of a fixed service charge. That is, clarify whether you recognize the service charge in these instances as revenue or as a reduction to cost of sales, and tell us the basis for your accounting treatment and the amounts involved.

6.   On a similar matter, your disclosures on page 6 state in certain instances you may require payment prior to shipment in order to maintain payment protection for your foreign sales. Please expand your revenue recognition disclosures to clarify how you account for these payments prior to shipment and demonstrate that your accounting is consistent with the requirements of SAB Topic 13.

7.   Expand your policy disclosure to include when revenue is recognized for grease trap servicing.

Note 6 – Goodwill, page 57

8.   You state here that you recorded an impairment charge of approximately $15.9 million because you determined that goodwill was impaired within a single reporting unit. Yet we note that you recorded a portion of this impairment charge to each of your two segments. Please reconcile these disclosures to paragraph 30 of SFAS 142, which defines a reporting unit as an operating segment or one level below an operating segment.

9.   We note you have not allocated a portion of your goodwill to your reporting units as of the end of fiscal 2008 and 2007. Paragraph 34 of SFAS 142 states : "*all* goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date." Please revise your disclosures to allocate the amount labeled as combined goodwill to the relevant reporting units of each reportable segment. In your response, please tell us how you considered this goodwill amount in your impairment testing and whether the allocation of this amount results in further impairment charges as of January 3, 2009.

Item 9A. Controls and Procedures, page 81

10.   At page 82, you indicate that management concluded that your internal control over financial reporting was effective as of January 3, 2009. Clarify in that regard whether the ICFR was effective at the "reasonable assurance" level to which you refer at page 81.

Schedule 14A filed April 3, 2009

General

11.   Regarding the comments that follow for the Schedule 14A filed April 3, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Executive Compensation Discussion and Analysis, page 14

12.   Please disclose the targets the compensation committee used in its determination of the annual incentive bonuses, performance based restricted stock, and total compensation for the named executive officers, including targeted and "threshold" EBITDA for 2008.

        If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. We note the disclosure at page 16 that begins "Although performance levels are established at levels that are reasonably obtainable, executive officers must attain better than expected planned performance," but additional detail would be required in the event that you do not disclose actual targets. See Instruction 4 to Item 402(b) of Regulation S-K.

Setting Executive Compensation, page 15

13.   We note that you benchmark your total compensation at or near the 50th percentile of total compensation paid to similarly situated executives of the companies from your "Comparison Group." Further, we note that for 2008, your annual incentive payment was at the 60th percentile and your long-term incentive compensation was at the 30th percentile. Please disclose the percentile level for the 2008 base salaries and total compensation.

14.   In addition, we note your statements that "[v]ariations from the 50th percentile level may occur, as dictated by the experience level of the individual and market factors. Further, the 50th percentile compensation target may be exceeded for a year in which performance significantly exceeds goals." In the event the total compensation, base salary, annual incentive bonus, or long-term incentive compensation percentile levels were not at the 50th percentile, please disclose the factors used by the compensation committee in making the variation.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864, Shannon Buskirk at (202) 551-3717 or Chris White, Branch Chief, at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director